UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

November 30, 2018

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Spouting Rock Small Cap Growth Fund

(formerly Spouting Rock/Convex Global Dynamic Risk Fund)

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed October 11, 2018 for the purpose of changing the name, the investment adviser, the investment objective and principal strategy of the Spouting Rock/Convex Global Dynamic Risk Fund.

(1)	Comment: Please briefly describe in the principal investment strategies the inclusion criteria for the MSCI USA Small Cap ESG Leaders Index.

Response: We will revise the ESG criteria in the principal investment strategies as follows:

The Adviser considers environmental, social and governance (“ESG”) issues in its investment and portfolio construction process. The Adviser seeks to invest in companies with positive performance across ESG aspects. The factors the Adviser may consider include environmental impacts (responsibility), societal standards (rights and relations), and corporate governance (transparency and accountability), among others, as evidence of meeting sustainable ESG goals. The Adviser may also look to external sources to evaluate the ESG performance of a company. For example, the Adviser may consider the holdings in the MSCI USA Small Cap ESG Leaders Index, or other ESG indices or ratings, to gauge how a company has been evaluated by third parties. The Adviser makes value judgments and may not have full or sufficient data to fully evaluate ESG policies, practices or outcomes, and holdings may have poor performance in some ESG areas. The Adviser seeks to avoid investing in companies that generate a significant portion of their revenues from: alcohol, tobacco, weapons, pornography, gambling, coal and coal fired utilities, as well as corrections facilities.

(2)	Comment: The prospectus states on page 2 that the Fund may from time to time overweight its investments in certain market sectors. Please add disclosure to the principal risks regarding the risk of being overweight in market sectors or industries.

Response: We will add the following disclosure to the principal risks:

•	Sector Concentration Risk. The Fund may focus its investments in securities of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

(3)	Comment: On page 4 of the prospectus the Cybersecurity Risk appears to be part of the ESG Guidelines Risk. Please correct this formatting error.

Response: We have corrected the formatting error.

(4)	Comment: Page 18 of the prospectus indicates that the adviser to the new strategy will be Spouting Rock Asset Management, LLC rather than the current adviser, Spouting Rock Fund Management and that these entities are affiliates. Please explain to the Staff whether shareholders approved the transfer of the management agreement to Spouting Rock Asset Management, LLC, and if not, provide the legal analysis as to why shareholder approval is not required.

Response: The transfer of the management agreement has not yet occurred. The Board of Trustees of the Registrant (the “Board”) approved the transfer to be effective at the same time as this post-effective amendment is effective. The Board concluded, based upon representations from Spouting Rock Fund Management, that the transfer of the management agreement would not result in a change of actual control or management of the adviser to the Fund. As a result, pursuant to Rule 2a-6, the transfer is not an assignment for purposes of Section 15(a)(4) or Section 15(b)(2) of the Investment Company Act, and shareholder approval is not required.

The Zurich Insurance Company; Scudder Kemper Investments, Inc. no-action letter (No. 98-510-CC, dated August 31, 1998) makes it clear that Rule 2a-6 may apply to any transaction, provided there is no change in actual control or management of the investment adviser:

In our view, Rule 202(a)(1)-1 and Rule 2a-6 may apply to any transaction, provided that there is no change in actual control or management of the investment adviser. The rules are not limited to nominal reorganizations such as changes in an adviser’s domicile or legal form. We believe that the Commission’s admonition that Rule 2a-6 be construed narrowly in light of investor protection concerns applies not to the type of transaction involved, but to whether there is a change in actual control or management as a result of the transaction. The legislative history of the Advisers Act and Investment Company Act indicates that the assignment provisions of the Acts were meant to address concerns about fiduciaries trafficking in investment advisory contracts. In our view, if there is no change in the actual control or management of the investment adviser, the investor protection concerns associated with the trafficking of advisory contracts are not implicated.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust

Mr. Don Mendelsohn, Esq., Thompson Hine LLP